Mail Stop 3561

September 27, 2006

Dr. Erhard Schipporeit
Chief Financial Officer
E.ON AG
E.ON-Platz 1, D-40479
Düsseldorf, Germany

      RE: **E.ON AG**
                Form 20-F for Fiscal Year Ended December 31, 2005
                Filed March 9, 2006
                File No. 001-14688

Dear Dr. Schipporeit:

     We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects, page 118

Critical Accounting Policies, page 127

1. In future filings, to the extent material, please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. In doing so, you should provide an analysis of such factors as to how accurate your estimates and assumptions have been in the past, how much your estimates and assumptions have changed in the past and whether they are reasonably likely to change in the future.   Please refer to the guidance in SEC Release No. 33-8350.

Results of Operations, page 130

Business Segment Information, page 131

2. In future filings please disclose the additional purposes, if any, for which management uses adjusted EBIT. Please refer to Item 10(e)(1)(1)(D) of Regulation S-K. Also, since the non-GAAP performance measure excludes recurring items as discussed in question 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" issued June 13, 2003 and available on our website at www.sec.gov please disclose in future filings:
   - The manner in which management uses the non-GAAP measure to conduct or evaluate the business;
   - The economic substance behind management's decision to use the measure;
   - The material limitations associated with the use of the non-GAAP financial measure as compared to the most directly comparable GAAP financial measure;
   - The manner in which management compensates for the limitations when using the non-GAAP financial measure; and
   - The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Liquidity and Capital Resources, page 157

Contractual Obligations, page 166

3. Please revise your contractual obligations table in future filings to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Item 15. Controls and Procedures

4. We note that you state that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported as and when required. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

Item 18. Financial Statements

Consolidated Statements of Income, page F-2

5. In future filings please present equity in earnings of unconsolidated subsidiaries and equity method investees separately on the face of the statements. Please refer to Rule 5-03(13) of Regulation S-X.

Consolidated Balance Sheets, page F-3

6. It appears that current assets and liabilities have been combined with long-term assets and liabilities as in an unclassified balance sheet. Please tell us why the presentation of an unclassified balance sheet is generally accepted in your specific industry as opposed to presenting a classified balance sheet that would permit

ready determination of working capital. In doing so, please include a discussion of industry practice and explain to us in detail your operating cycle. Please also tell us your basis in GAAP for including the "Fixed assets" and "Non-fixed assets" subtotals. Further, tell us why you have not presented the line items required by Rule 5-02 of Regulation S-X on the face.

Consolidated Statements of Cash Flows, page F-4

7. Please tell us the nature of the items included in the line item labeled "changes in financial receivables," why classification as an investing activity is appropriate, and provide us with a reconciliation of the fiscal 2005 change to the change in the amounts of financial receivables and other financial assets disclosed in Note 13.

Notes to Consolidated Financial Statements, page F-6

Note 2. Summary of Significant Accounting Policies, page F-7

Principles of Consolidation, page F-7

8. Please tell us what majority-owned companies are not consolidated, the materiality of each, and what specific restrictions in the control of assets and management exist. With reference to authoritative guidance tell us why not consolidating is appropriate.

Intangible Assets Subject to Amortization, page F-10

9. Please tell us the significance of your oil and gas producing activities. Please ensure your response quantifies balance sheet and statement of income amounts.

Discontinued Operations and Assets Held for Sale, page F-13

10. We note your statement in the third paragraph that cash flows of discontinued operations are not included in the consolidated statement of cash flows. This disclosure appears inconsistent with the information disclosed in the consolidated statements of cash flows, the accounting policy on page F-16 and Note 27. Please revise in future filings.

Note 11. Fixed Assets, page F-40

11. We note your disclosure on page F-11 regarding the depreciable lives of fixed assets. Please tell us why you do not separately disclose major classes of fixed

assets in a similar manner in your rollforward of fixed assets. In any event, we believe you should provide a more detailed rollforward of the major classes of fixed assets included in the "Real estate, leasehold rights and buildings" and "Technical equipment, plant and machinery" line items as contemplated by APB 12. Please disclose in future filings.

Note 13. Receivables and Other Assets, page F-46

12. Please tell us in detail the nature of insurance contracts entered into with VKE. Please also tell us how you are accounting for the insurance contracts and why your accounting treatment complies with SFAS 87. In addition, please tell us how you are accounting for the cost of benefits covered by the contracts and related projected benefit obligations.

Note 25. Contingencies and Commitments, page F-66

13. Please tell us how you account for the put options discussed on page F-68 and the call option discussed on page F-82 and the amounts reflected in your balance sheets for each year presented. Please tell us your consideration of including more robust disclosure including related accounting policies and financial statement amounts.

Form 6-K filed May 10, 2006

14. In future filings please provide the required reconciliation of consolidated adjusted EBIT to net income in accordance with Regulation G.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Assistant Chief Accountant, at (202) 551-3344. Any other questions may be directed to me at (202) 551-3849.

Sincerely,

James A. Allegretto
Senior Assistant Chief
Accountant